Welwind Energy International Corporation
10-20172 113B Avenue
Maple Ridge, BC V2X 0Y9
CANADA

September 20, 2007

Rachel Zablow
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

  Re: **File No. 000-26673**
     SEC Comment letter dated July 24, 2007

Dear Ms. Zablow:

On behalf of Welwind Energy International Corporation (the "Company"), a Delaware corporation, please be advised that we have received and reviewed your letter of July 24, 2007 pertaining to the Company's Form 10-KSB for the year ended December 31, 2006 as filed with the Securities & Exchange Commission (the "Commission") on April 2, 2007.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Management's discussion and analysis or plan of operation, page 13
Results of operations, page 16

> 1. *refer to your discussion of revenues on page 16. please confirm to us that you will revise your disclosure to explain the causes of all material fluctuations from period to period as reflected in your results of operations and that are necessary to an understanding and evaluation of your business. In addition, include an explanation of why your gross profit percentage has increased during the period. The MD&A discussion in your Forms 10-QSB should besimilarly revised.*

The Company has amended its Form 10-KSB for the year ended December 31, 2006 to expand the disclosure as requested. See the draft Form 10-KSB/A attached hereto.

Table of Contents

1

In connection with the Company's responding to the comments set forth in the July 24, 2007 letter, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.

Thank you for your courtesies. Please contact Luis Carrillo, Esq. at (619) 399-3102 with any questions.

Very truly yours,